UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2007

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from                     to

000-30062
(Commission File Number)

CAPITAL BANK 401(k) RETIREMENT PLAN
(Full title of the plan)

CAPITAL BANK CORPORATION
333 Fayetteville Street, Suite 700
Raleigh, North Carolina 27601

(Name of issuer of the securities held pursuant to the plan
and address of its principal executive office)

CAPITAL BANK CORPORATION

Capital Bank 401(k) Retirement Plan

INDEX

Page No.

Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6

Supplemental Schedule*:
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	11

Signatures

*
Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of Capital Bank 401(k) Retirement Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Capital Bank 401(k) Retirement Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole of Capital Bank 401(k) Retirement Plan as of December 31, 2007 and 2006 and for the years then ended, which are presented in the preceding section of this report. The supplemental schedules of assets (held at year end) are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  GRANT THORNTON LLP

Raleigh, North Carolina
June 27, 2008

Capital Bank 401(k) Retirement Plan
Statements of Net Assets Available for Benefits
As of December 31, 2007 and 2006

	2007	2006

Assets
Participant-directed investments, at fair value	$8,041,566	$6,587,498
Contributions receivable:
Employer	32,367	28,174
Employee	40,355	37,431
	72,722	65,605
Net assets available for benefits	$8,114,288	$6,653,103

The accompanying notes are an integral part of these financial statements.

Capital Bank 401(k) Retirement Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2007 and 2006

	2007	2006

Additions to net assets attributed to:
Investment income:
Interest and dividends	$612,127	$294,142
Net (depreciation) appreciation in fair value of investments	(359,881)	334,912
	252,246	629,054
Contributions:
Employer	757,345	613,594
Employee	1,035,815	940,815
Rollover	67,852	288,503
	1,861,012	1,842,912
Total additions	2,113,258	2,471,966
Deductions from net assets attributed to:
Benefits paid to participants	604,304	1,942,848
Administrative expenses	47,769	34,958
	652,073	1,977,806
Net increase	1,461,185	494,160
Net assets available for benefits:
Beginning of year	6,653,103	6,158,943
End of year	$8,114,288	$6,653,103

The accompanying notes are an integral part of these financial statements.

Capital Bank 401(k) Retirement Plan – Notes to Financial Statements

1.      Description of Plan

The following description of the Capital Bank 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which covers substantially all employees of Capital Bank Corporation (the “Company”). The Plan was established effective September 1, 1997 and is subject to the provisions of ERISA.

Plan Administration

EMJAY Retirement Services (“EMJAY”), a division of Great-West Life and Annuity Insurance Company, is the appointed trustee and record keeper for the Plan.

Eligibility of Participation

All employees over the age of 18 are eligible to participant in the Plan.

Contributions

Participant contributions are voluntary, and the Company imposes no limitations on participant contributions other than certain Internal Revenue Code (“IRC”) limitations. The Company may make a discretionary match on participant contributions. During the years ended December 31, 2007 and 2006, the Company matched 100% of individual participant contributions up to 6 percent of the employee’s eligible salary.

Participants may make changes in their contribution percentage semi-monthly.

Investments

Upon enrollment in the Plan, participants may direct the investment of contributions to any of the investment options offered by the Plan, including Company common stock (limited to 25 percent of total allocation) and fourteen funds administered by EMJAY. Contributions are allocated to investment options in whole percentages with a minimum of 1 percent per elected investment option. The Plan permits participants to redistribute asset balances and to change investment allocations on a daily basis during business days.

Vesting

Employee contributions are always 100 percent vested. Employer matching contributions are subject to the following vesting schedule:

	Years of Service Credited*
	1	2	3	4	5

Percent Vested	0%	20%	40%	60%	100%

*To earn a year of service, a participant must be credited with at least 1,000 hours within each Plan year.

Capital Bank 401(k) Retirement Plan – Notes to Financial Statements (Continued)

Participant Accounts

Each participant’s separate account is credited with the participant’s contribution, the Company’s matching contribution and earnings on the account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans

Participants may borrow from their account balances subject to Internal Revenue Service (“IRS”) regulation. Participants must have a qualified financial hardship or purchase a principal residence, as defined, and may not borrow less than $1,000. Interest charged on participant loans by the Plan administrator ranged from 5% to 9.25% during 2007 and 2006. Principal and interest is paid through payroll deductions.

Payment of Benefits

On termination of service due to separation from the Company, retirement, permanent disability or death, a participant will receive either a lump sum amount or installment payments equal to the value of the participant’s vested account.

Forfeitures

At December 31, 2007 and 2006, forfeited nonvested amounts totaled $49 and $313, respectively. Forfeitures are used to reduce Company contributions. During the year ended December 31, 2007 and 2006, the Company used $52,344 and $150,265, respectively, to reduce Company matching contributions.

Party-in-Interest

The Plan invests in the Company’s common stock and certain mutual funds administered by EMJAY. The income of the Plan is derived from these investments; therefore, these transactions qualify as party-in-interest transactions, which are allowable under ERISA.

During the years ended December 31, 2007 and 2006, the Plan purchased 15,544 shares and 14,428 shares, respectively, and sold 5,433 and 26,726 shares, respectively, of the Company’s common stock.

2.      Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared using the accrual basis of accounting, in conformity with accounting principles generally accepted in the United States.

Administrative Expenses

The Plan and the Company pay administrative expenses of the Plan. During the year ended December 31, 2007 and 2006, all administrative expenses totaling $47,769 and $34,958, respectively, were paid by the Plan. The Company pays certain accounting and legal fees associated with the audit of the Plan’s financial statements and filing of Form 11-K with the Securities and Exchange Commission (“SEC”).

Investment Valuation and Income Recognition

The Plan’s investments consist of the Company’s common stock and mutual funds administered by EMJAY. All investments are recorded at fair value except the Wells Fargo Stable Return Fund as described below. Quoted market prices are used to value common stock. Shares of mutual funds are valued at the quoted market net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximates fair value.

Capital Bank 401(k) Retirement Plan – Notes to Financial Statements (Continued)

Approximately 5% of the Wells Fargo Stable Return Fund is invested in fully benefit-responsive guaranteed investment contracts as of December 31, 2007. In accordance with Statement of Position (SOP) 94-4-1 issued by the American Institute of Certified Public Accountants, Reporting of Fully-Benefit Responsive Investment Contracts Held by Certain Defined-Contribution Health and Welfare and Pension Plans, the underlying contracts held in the Wells Fargo Stable Return Fund are fully benefit responsive. Under the provisions of SOP 94-4-1, such contracts should be reported at contract value. The remaining 95% of the Wells Fargo Stable Return Fund’s assets are invested in various other income instruments, which are carried at fair market value. Management has determined that the contract value of the Wells Fargo Stable Return Fund’s 5% holding in guaranteed investment contracts approximates fair market value as of December 31, 2007 and 2006, and accordingly the Wells Fargo Stable Return Fund is carried at fair market value by the Plan. For the years ended December 31, 2007 and 2006, the Wells Fargo Stable Return Fund’s average yield, net of expenses, was approximately 4.44 and 4.24%, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on these investments.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements and the reported changes in net assets available for benefits, and disclosure of contingent assets and liabilities during the reported periods. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

Capital Bank 401(k) Retirement Plan – Notes to Financial Statements (Continued)

3.      Investments

The following presents investments that represent five percent or more of the Plan’s net assets in one or both years presented:

	2007		2006
	Shares	Value	Shares	Value

Capital Bank Corporation Stock	50,150	$545,198	40,039	$680,836
American Funds Growth Fund	22,901	773,148	17,172	560,827
EuroPacific Growth Fund	22,359	1,137,407	17,421	811,108
Fidelity Capital Appreciation Fund	16,338	437,204	13,210	358,136
Franklin Small Cap Growth II Fund	50,548	521,146	40,899	499,783
Neuberger & Berman Genesis Fund	15,391	758,490	11,070	528,352
PIMCO Total Return Fund	79,077	845,335	69,405	720,419
Vanguard Index 500 Fund	0	0	5,189	677,654
Vanguard Index 500 Signal Fund	6,629	740,024	0	0
Vanguard Windsor Fund II	41,469	1,296,308	30,371	1,055,376
Wells Fargo Stable Return Fund	21,300	884,626	17,400	691,992

During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $359,881 and appreciated in value by $334,912, respectively, as follows:

	2007	2006

Common/collective trust	$34,176	$29,682
Mutual funds	(85,842)	216,962
Common stock	(308,215)	88,268
	$(359,881)	$334,912

4.      Tax Status

The Company adopted a Prototype Non-Standardized Profit Sharing arrangement which received a favorable opinion letter from the IRS on February 28, 2004 which stated that the form of the prototype plan is designed in accordance with applicable sections of the IRC. The Plan has since been amended. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.      Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan document to amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, distribution of assets would continue in accordance with existing Plan provisions and would be distributed to participants with a deduction for expenses.

6.      Plan Amendments

Effective April 1, 2007, the Plan was amended and restated to: (i) eliminate the requirement that new employees must be employed for three months to be eligible to receive matching contributions; (ii) enhance the automatic enrollment to include an automated escalation feature each year. The initial automatic deferral will be 3% and will increase in 1% intervals on January 1 of each succeeding Plan year, to a maximum automatic deferral rate of 6%; (iii) add the T. Rowe Price Retirement Band Funds; and (iv) change the default fund election from the Wells Fargo Stable Return Fund to the appropriate T. Rowe Price Retirement Band Fund, based on participant census data, for those participants who do not make election decisions.

Capital Bank 401(k) Retirement Plan – Notes to Financial Statements (Continued)

7.      Nonexempt Transactions

Title I of ERISA requires that all employee contributions be submitted to the Plan as soon as administratively possible but no later than the 15th business day of the month following the month of being withheld from compensation. Failure to remit employee contributions into the Plan on a timely basis is considered a non-exempt transaction with a party-in-interest. There were no such non-exempt transactions during 2007 and 2006.

8.      SEC Filing

A Form 11-K is required for any period in which the Plan participants can elect to invest their individual contributions in the securities of the Plan sponsor, which became an available election in July 2000. In the event that additional filings are required, the Plan sponsor would be responsible for paying any associated costs not permitted to be paid by the Plan under Department of Labor Rules and Regulations.

9.      Plan Sponsor Stock Registration

In prior years, the Company had registered 50,000 shares of its common stock with the SEC to be available for issuance under the Plan. However, the Company recently determined that it may have inadvertently failed to register with the SEC the issuance of shares under the Plan in excess of the number previously registered. The Company’s common stock held in the Plan is not purchased from the Company; rather, the plan trustee accumulates the plan contributions that are directed to the Company’s common stock and purchases shares in open market transactions. Nevertheless, because the Company sponsors the Plan, the Company may have been required to register with the SEC all transactions in the Plan related to shares of its common stock. As a result, certain purchasers of common stock pursuant to the Plan may have the right to rescind their purchases.

In June 2008, the Company filed a registration statement on Form S-8 to register additional shares of the Company’s common stock pursuant to the Plan. Further, the Company has implemented monitoring and reporting procedures to ensure that its registration obligations are timely met with respect to this Plan. This matter had no impact on the Plan’s Statements of Net Assets Available for Benefits or Statements of Changes in Net Assets Available for Benefits as of and for the years ended December 31, 2007 and 2006.

Capital Bank 401(k) Retirement Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Number of Shares/Units	Cost	Current Value

Capital Bank Corporation Stock (1)	Common stock	50,150	$755,139	$545,198
American Funds Growth Fund	Mutual fund	22,901	750,949	773,148
EuroPacific Growth Fund	Mutual fund	22,359	933,835	1,137,407
Fidelity Capital Appreciation Fund	Mutual fund	16,388	440,732	437,204
Franklin Small Cap Growth II Fund	Mutual fund	50,548	557,192	521,146
Neuberger & Berman Genesis	Mutual fund	15,391	721,861	758,490
PIMCO Total Return Fund	Mutual fund	79,077	830,828	845,335
Vanguard Index 500 Signal Fund	Mutual fund	6,629	775,542	740,024
Vanguard Windsor II Fund	Mutual fund	41,469	1,366,488	1,296,308
Wells Fargo Stable Return Fund	Common /collective trust	21,300	798,348	884,626
T. Rowe Price Retirement 2010 Fund	Mutual fund	1,154	19,380	18,705
T. Rowe Price Retirement Income Fund	Mutual fund	195	2,627	2,588
T. Rowe Price Retirement 2020 Fund	Mutual fund	600	10,880	10,643
T. Rowe Price Retirement 2030 Fund	Mutual fund	1,165	23,958	22,196
T. Rowe Price Retirement 2040 Fund	Mutual fund	1,194	24,311	22,929

Participant loans (1)	5.00%–9.25%, due 2008–2022		25,522	25,620
			$8,037,592	$8,041,566
(1) Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2008	CAPITAL BANK 401(k) RETIREMENT PLAN

By: /s/ Michael R. Moore
Michael R. Moore
Chief Financial Officer
(Authorized Officer and Principal Financial Officer)

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 23	Consent of Independent Registered Public Accounting Firm